SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Texas Rare Earth Resources Corp.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

882672108
(CUSIP Number)

Daniel E. Gorski, Chief Executive Officer
539 El Paso Avenue
Sierra Blanca, Texas 79851
(915) 369-2133
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2012
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐‘

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 882672108

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON John Tumazos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,920,541
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,920,541
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,920,541 shares, consisting of: (a) 1,454,875 common shares; (b) 149,000 warrants; (c) 316,666 options.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 5.1885%
14	TYPE OF REPORTING PERSON* IN

Item 1.  Security and Issuer.
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Texas Rare Earth Resources Corp. (TRER)
539 El Paso Avenue
Sierra Blanca, Texas 79851
Common shares

Item 2.  Identity and Background.
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(a)	Name: John Tumazos
(b)	Business address: 539 El Paso Avenue, Sierra Blanca, Texas 79851
(c)	Present occupation: Director, Texas Rare Earth Resources Corp.; Owner and Senior Analyst, John Tumazos Very Independent Research, LLC
(d)	Criminal proceedings and convictions: There were no criminal proceedings during the last five years referred to in Item 2(d), in which the Reporting Person was convicted.
(e)
Civil proceedings and judgment, decree or order: There were no civil proceedings during the last five years referred to in Item 2(e), in which the Reporting Person was a party and was or is subject to a judgment, decree or final order.

(f)	Citizenship: United States

Item 3.   Source and Amount of Funds or Other Consideration.
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(a)	Source of funds: Personal funds
(b)	Amount of funds: Approximately $194,542.75 for acquisitions occurring over the past 60 days
12/3/12 Purchase of 25,000 common shares at $0.23 per share = $5,750
11/26/12 Purchase of 29,200 common shares at $0.25 per share = $7,300
11/9/12 purchase of 5,275 common shares at $0.32 per share = $1,688
11/7/12 purchase of 3,000 common shares at $0.32 per share = $960
10/22/12 purchase of 1,600 common shares at $0.335 per share = $536
10/18/12 purchase of 1,250 common shares at $0.335 per share = $418.75
10/15/12 purchase of 439,100 common shares at $0.40 per share = $175,640
10/5/12 purchase of 5,000 common shares at $0.45 per share = $2,250
(c)	Other consideration: Nil

Item 4.   Purpose of Transaction.
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The purpose of the purchases has been for long-term investment and appreciation.  Specifically, the Round Top property has excellent potential for the recovery of rare earth elements, and research is ongoing to unlock and recover some of the non-rare earth elements as well.  Further, the separate “small mine” projects to recover beryllium as was the subject of the prior Cyprus Minerals 1988 feasibility study or the “Macho” silver-lead exploration property in New Mexico, which was the company’s primary asset prior to Round top, are promising as are other new initiatives as the company may consider.

Item 5.  Interest in Securities of the Issuer.
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(a)
Aggregate number and percentage of securities: The Reporting Person holds 1,454,875 common shares; 149,000 warrants for the purchase of common shares; and 1,900,000 options to purchase common shares.  The options vest at a rate of 1/36 at the end of each month over a 36-month period beginning on August 31, 2012.

(b)	Voting power and dispositive power: The Reporting Person has sole voting power and sole dispositive power in respect of the entirety of the number of shares indicated in Item 5(a) above.
(c)	Transactions in the class of securities reported on: See Item 3(b) and Item 5(a)
(d)	Dividends: There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
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None

Item 7.  Materials to be Filed as Exhibits.
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There are no agreements, contracts, arrangements, understandings, plans or proposals to be filed in relation to Item 3, 4 or 6.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed: December 17, 2012	/s/ John Tumazos John Tumazos